                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                       Citadel Communications Corporation
                       ----------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.001 per share
                    ---------------------------------------
                         (Title of Class of Securities)

                                   172853202
                                   ---------
                                    (CUSIP)

                               James P. Koeneman
                      200 West Madison Street, Suite 3510
                            Chicago, Illinois 60606
                            -----------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 June 25, 1999
                                 -------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO 172853202

1)   Names of Reporting Persons
     IRS Identification No. of Above Persons
     Baker, Fentress & Company
     36-0767350

2)   Check the Appropriate Box if a Member of a Group
     (a)  [__]
     (b)  [__]

3)   SEC use only

4)   Source of Funds

5)   Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)

6)   Citizenship or Place of Organization
     Delaware

     Number of        (7)   Sole Voting Power   856,851
Shares Beneficially   (8)   Shared Voting Power
Owned by Each         (9)   Sole Dispositive Power   856,851
Reporting Person      (10)  Shared Dispositive Power
With

11)  Aggregate Amount Beneficially Owned by each Reporting Person
     856,851

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13)  Percent of Class Represented by Amount in Row (11)
     3.26%

14)  Type of Reporting Person
     IV

     This Amendment No. 3 relates to the Schedule 13D filed by Baker, Fentress & Company ("BKF") on July 10, 1998 (the "Schedule 13D") relating to the shares of common stock, $.001 par value per share ("Common Stock") of Citadel Communications Corporation (the "Company"). All terms used herein unless otherwise defined shall have the same meaning as in the Schedule 13D. This Amendment No. 3 amends and supplements the Schedule 13D and should be read in conjunction therewith.

ITEM 4.  PURPOSE OF TRANSACTION

     The third paragraph of Item 4 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

     Scott E. Smith, Executive Vice President of BKF, resigned as a member of the Board of Directors of the Company and as a member of the Compensation Committee of the Board of Directors on May 24, 1999. Mr. Smith served as a member of the Board of Directors of the Company from 1993 (and of the predecessor of the Company since 1992) through May 24, 1999.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     Item 5 is hereby amended and restated in its entirety as follows:

     On May 14, 1999, BKF sold 2,500 shares of Common Stock at $33.125, 7,000 shares at $32.9375 and 13,994 shares at $32.875.

     On June 28, 1996, BKF, along with certain other stockholders of the Company, entered into a the Third Amended and Restated Registration Rights Agreement (the "Registration Rights Agreement") with the Company pursuant to which the Company, under certain circumstances, is required to register their shares of Common Stock under the Securities Act of 1933. On June 25, 1999, BKF sold 982,660 shares of Common Stock at $28.08, pursuant to the Registration Rights Agreement.

     BKF owns approximately 3.26% of the outstanding shares of Common Stock (based on 26,277,723 shares of Common Stock issued and outstanding as of June 24, 1999 as reported by the Company in its Proxy Statement filed with the Securities and Exchange Commission on June 29, 1999). That amount of shares issued and outstanding excludes (i) certain shares of Common Stock issuable upon exercise of options or (ii) shares of Common Stock reserved under the Company's 1996 Equity Incentive Plan and the 1999 Long-Term Incentive Plan.

     Except in connection with the transaction described herein and the transactions reported in Amendment No. 1 to this Schedule 13D, filed on February 3, 1999, and Amendment No. 2 to this Schedule 13D, filed on March 25, 1999, neither BKF nor, to the best of its knowledge, any person listed in Annex I hereto, has effected any transactions in the securities of the Company during the preceding 60 days.

     Upon consummation of the transaction described herein, BKF ceased to be the beneficial owner of more than 5% of the outstanding Common Stock of the Company.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:    July 8, 1999

BAKER, FENTRESS & COMPANY

By:  /s/ Scott E. Smith
     ------------------
     Scott E. Smith
     Executive Vice President

                                    ANNEX I

     Set forth below are the names and present principal occupation or employment of each director and executive officer of BKF. Except for the person whose business address is set forth below following their occupations, the business address of each of the persons listed below is the same as that set forth in Item 2.

                                      Position with BKF and Present Principal
                 Name                   Occupation and Business Address
                 ----                   -------------------------------
Frederick S. Addy                   Director of BKF; retired; 5300 Arbertum
                                    Cove, Austin, TX 78746

Bob D. Allen                        Director of BKF; Chairman, president, chief
                                    executive officer and director of
                                    Consolidated-Tomoka Land Co.; 149 South
                                    Ridgewood Avenue, Daytona Beach, FL 32124

Eugene V. Fife                      Director of BKF; President, chief executive
                                    officer and co-chairman of the board of
                                    directors of Multimedia Medical Systems;
                                    400 Ray C. Hunt Drive, Suite 380,
                                    Charlottesville, VA 22903

J. Barton Goodwin                   Director of BKF; Managing director of BCI
                                    Advisors, Inc.; general partner of Bridge
                                    investors II and Teaneck Associates; member
                                    of GroCap Investors, L.L.C. and Glenpointe
                                    Associates, LLC; Glenpointe Centre West,
                                    Teaneck, NJ 07666

James P. Gorter                     Director of BKF; Chairman of the board of
                                    BKF

David D. Grumhaus                   Director of BKF; President of Casey Travel
                                    Corporation; 10 South Riverside Plaza, Room
                                    1404; Chicago, IL 60606

Jeffrey A. Kigner                   Director of BKF; Co-chairman of LEVCO and
                                    LEVCO Mgmt and chief investment officer of
                                    LEVCO; One Rockefeller Plaza, New York, New
                                    York 10020

John A. Levin                       Director of BKF; President and chief
                                    executive officer of BKF; co-chairman and
                                    chief executive office of LEVCO and LEVCO
                                    Mgmt; One Rockefeller Plaza, New York, New
                                    York 10020

Burton G. Malkiel                   Director of BKF; Professor of Economics,
                                    Princeton University; Economics Department,
                                    Fischer Hall, Prospect Avenue, Princeton,
                                    NJ 08544

David D. Peterson                   Director of BKF; retired; 707 Skokie Blvd.,
                                    Suite 420, Northbrook, IL 60062

William H. Springer                 Director of BKF; retired; 701 Morningside
                                    Drive, Lake Forest, IL 60045

Dean J. Takahashi                   Director of BKF; senior director of
                                    investments, Yale University; Yale
                                    University, 230 Prospect St., New Haven
                                    CT 06511

James P. Koeneman                   Executive vice president and secretary of
                                    BKF

Scott E. Smith                      Executive vice president of BKF

Julie Heironimus                    Treasurer and assistant secretary of BKF